AMERICAN CAMPUS COMMUNITIES, INC.
805 Las Cimas Parkway, Suite 400
Austin, TX 78746
September 14, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	American Campus Communities, Inc. File No. 001-32264 Form 10-K for the year ended December 31, 2008 Forms 10-Q for the quarter ended March 31, 2009
Ladies and Gentlemen:
     The following is the response of American Campus Communities, Inc. (the “Company”) to the comments contained in the Staff’s comment letter dated September 1, 2009 (the “Comment Letter”) concerning the above-referenced reports.
1.	We have read and considered your response to comment one. Please confirm to us that in future filings you will clarify your consolidation policy relating to your joint venture investments consistent with your response.

The Company confirms that it will clarify in future filings its consolidation policy relating to joint venture investments consistent with the response.

2.	We have read and considered your response to comment two where you indicate that you consider cancellation risk and legal obligations of the tenant as part of your evaluation. Please clarify if you adjust the amount of incentive revenue based on these considerations, as it appears that your accounting explicitly considers future performance in determining how much revenue to recognize, which is not consistent with the guidance in EITF D-96. Please tell us what the accounting impact would be if you were to follow the guidance in EITF D-96 and Question 8 of SAB 101, rather than your current revenue recognition policy.

The Company respectfully clarifies that it follows “Method 2,” as outlined in EITF D-96, when recognizing incentive management fee revenue. Under this methodology, the amount of incentive management fee revenue recognized in a given period is based on management’s interpretation of termination provisions in the related contracts and the amount that the Company would be legally entitled to if the management contracts were terminated at the end of the reporting period.

Securities and Exchange Commission
September 14, 2009

The Company supplementally advises the Staff that if the Company were to follow “Method 1,” as outlined in EITF D-96 (that is, ignore the legal obligations contained in the tenant lease agreements and assume that all leases could be cancelled without recourse), management fee revenue for the year ended December 31, 2008 would be unchanged and management fee revenue for the three months ended March 31, 2009 would be approximately $68,000 higher than what was reported in such quarter. This represents approximately 3% of management fee revenue and less than 1% of total revenue from all sources for the quarter.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact the undersigned at (512) 732-1000.

Very truly yours,
/s/ Jonathan A. Graf
Jonathan A. Graf
Executive Vice President and Chief Financial Officer